FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 28, 2013

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Appendix 1

Income statement reconciliations

Appendix 1 Income statement reconciliations

	Year ended
	31 December 2012				31 December 2011
	Managed	One-off items reallocation	DLG (1)	Statutory	Managed	One-off items reallocation	DLG (1)	Statutory
	£m	£m	£m	£m	£m	£m	£m	£m

Interest receivable	18,837	-	(307)	18,530	21,417	(7)	(374)	21,036
Interest payable	(7,142)	(15)	29	(7,128)	(8,728)	(3)	(2)	(8,733)

Net interest income	11,695	(15)	(278)	11,402	12,689	(10)	(376)	12,303

Fees and commissions receivable	5,715	-	(6)	5,709	6,384	-	(5)	6,379
Fees and commissions payable	(1,269)	(1)	436	(834)	(1,460)	-	498	(962)
Income from trading activities	3,531	(1,858)	2	1,675	3,313	(612)	-	2,701
Gain on redemption of own debt	-	454	-	454	-	255	-	255
Other operating income	2,397	(2,724)	(138)	(465)	2,527	1,595	(147)	3,975
Insurance net premium income	3,718	-	(3,718)	-	4,256	-	(4,256)	-

Non-interest income	14,092	(4,129)	(3,424)	6,539	15,020	1,238	(3,910)	12,348

Total income	25,787	(4,144)	(3,702)	17,941	27,709	1,228	(4,286)	24,651

Staff costs	(7,639)	(884)	447	(8,076)	(8,163)	(515)	322	(8,356)
Premises and equipment	(2,198)	(152)	118	(2,232)	(2,278)	(173)	28	(2,423)
Other administrative expenses	(3,248)	(2,740)	395	(5,593)	(3,395)	(1,536)	495	(4,436)
Depreciation and amortisation	(1,534)	(320)	52	(1,802)	(1,642)	(233)	36	(1,839)
Write-down of goodwill and other intangible assets	-	(124)	-	(124)	-	(91)	11	(80)

Operating expenses	(14,619)	(4,220)	1,012	(17,827)	(15,478)	(2,548)	892	(17,134)

Profit before insurance net claims and impairment losses	11,168	(8,364)	(2,690)	114	12,231	(1,320)	(3,394)	7,517
Insurance net claims	(2,427)	-	2,427	-	(2,968)	-	2,968	-

Operating profit before impairment losses	8,741	(8,364)	(263)	114	9,263	(1,320)	(426)	7,517
Impairment losses	(5,279)	-	-	(5,279)	(7,439)	(1,270)	2	(8,707)

Operating profit/(loss)	3,462	(8,364)	(263)	(5,165)	1,824	(2,590)	(424)	(1,190)

For the notes to this table refer to page 3.

Appendix 1 Income statement reconciliations (continued)

	Year ended
	31 December 2012				31 December 2011
	Managed	One-off items reallocation	DLG (1)	Statutory	Managed	One-off items reallocation	DLG (1)	Statutory
	£m	£m	£m	£m	£m	£m	£m	£m

Operating profit/(loss)	3,462	(8,364)	(263)	(5,165)	1,824	(2,590)	(424)	(1,190)
Own credit adjustments (2)	(4,649)	4,649	-	-	1,914	(1,914)	-	-
Asset Protection Scheme (3)	(44)	44	-	-	(906)	906	-	-
Payment Protection Insurance costs	(1,110)	1,110	-	-	(850)	850	-	-
Interest Rate Hedging Products redress and related costs	(700)	700	-	-	-	-	-	-
Regulatory fines	(381)	381	-	-	-	-	-	-
Sovereign debt impairment	-	-	-	-	(1,099)	1,099	-	-
Interest rate hedge adjustments on impaired available-for-sale sovereign debt	-	-	-	-	(169)	169	-	-
Amortisation of purchased intangible assets	(178)	178	-	-	(222)	222	-	-
Integration and restructuring costs	(1,550)	1,550	-	-	(1,064)	1,064	-	-
Gain on redemption of own debt	454	(454)	-	-	255	(255)	-	-
Strategic disposals	113	(113)	-	-	(104)	104	-	-
Bank levy	(175)	175	-	-	(300)	300	-	-
Bonus tax	-	-	-	-	(27)	27	-	-
Write-down of goodwill and other intangible assets	(518)	518	-	-	(11)	11	-	-
RFS Holdings minority interest	(20)	20	-	-	(7)	7	-	-

Loss including the results of Direct Line Group discontinued operations	(5,296)	394	(263)	(5,165)	(766)	-	(424)	(1,190)
Direct Line Group discontinued operations	131	(394)	263	-	(424)	-	424	-

Loss before tax	(5,165)	-	-	(5,165)	(1,190)	-	-	(1,190)
Tax charge	(469)	-	-	(469)	(1,127)	-	-	(1,127)

Loss from continuing operations	(5,634)	-	-	(5,634)	(2,317)	-	-	(2,317)

For the notes to this table refer to page 3.

Appendix 1 Income statement reconciliations (continued)

	Year ended
	31 December 2012				31 December 2011
	Managed	One-off items reallocation	DLG (1)	Statutory	Managed	One-off items reallocation	DLG (1)	Statutory
	£m	£m	£m	£m	£m	£m	£m	£m

(Loss)/profit from discontinued operations, net of tax
- Direct Line Group	(184)	-	-	(184)	301	-	-	301
- Other	12	-	-	12	47	-	-	47

(Loss)/profit from discontinued operations, net of tax	(172)	-	-	(172)	348	-	-	348

Loss for the period	(5,806)	-	-	(5,806)	(1,969)	-	-	(1,969)
Non-controlling interests	123	-	-	123	(28)	-	-	(28)
Preference share and other dividends	(288)	-	-	(288)	-	-	-	-

Loss attributable to ordinary and B shareholders	(5,971)	-	-	(5,971)	(1,997)	-	-	(1,997)

Notes:

(1)	The statutory results of Direct Line Group (DLG), which is classified as a discontinued operation.
(2)	Reallocation of £1,813 million loss (2011 - £225 million gain) to income from trading activities and £2,836 million loss (2011 - £1,621 million gain) to other operating income.
(3)	Reallocation to income from trading activities.

Appendix 1 Income statement reconciliations (continued)

	Quarter ended
	31 December 2012				30 September 2012				31 December 2011
	Managed	One-off items reallocation	DLG (1)	Statutory	Managed	One-off items reallocation	DLG (1)	Statutory	Managed	One-off items reallocation	DLG (1)	Statutory
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Interest receivable	4,517	-	(78)	4,439	4,529	-	(73)	4,456	5,234	-	(87)	5,147
Interest payable	(1,675)	(3)	12	(1,666)	(1,656)	(2)	11	(1,647)	(2,158)	(2)	(1)	(2,161)

Net interest income	2,842	(3)	(66)	2,773	2,873	(2)	(62)	2,809	3,076	(2)	(88)	2,986

Fees and commissions receivable	1,375	-	(1)	1,374	1,403	-	(3)	1,400	1,590	-	(1)	1,589
Fees and commissions payable	(324)	(1)	80	(245)	(341)	-	132	(209)	(573)	-	234	(339)
Income from trading activities	567	(97)	4	474	769	(435)	-	334	242	(480)	-	(238)
Loss on redemption of own debt	-	-	-	-	-	(123)	-	(123)	-	(1)	-	(1)
Other operating income	381	(138)	(16)	227	822	(1,039)	(35)	(252)	405	(200)	(31)	174
Insurance net premium income	919	-	(919)	-	932	-	(932)	-	981	-	(981)	-

Non-interest income	2,918	(236)	(852)	1,830	3,585	(1,597)	(838)	1,150	2,645	(681)	(779)	1,185

Total income	5,760	(239)	(918)	4,603	6,458	(1,599)	(900)	3,959	5,721	(683)	(867)	4,171

Staff costs	(1,439)	(312)	123	(1,628)	(1,943)	(116)	100	(1,959)	(1,781)	(212)	95	(1,898)
Premises and equipment	(573)	(73)	54	(592)	(552)	(45)	47	(550)	(575)	(99)	8	(666)
Other administrative expenses	(723)	(1,834)	51	(2,506)	(770)	(489)	66	(1,193)	(838)	(458)	147	(1,149)
Depreciation and amortisation	(384)	(138)	24	(498)	(374)	(56)	9	(421)	(450)	(63)	12	(501)
Write down of goodwill and other intangible assets	-	(124)	-	(124)	-	-	-	-	-	(91)	11	(80)

Operating expenses	(3,119)	(2,481)	252	(5,348)	(3,639)	(706)	222	(4,123)	(3,644)	(923)	273	(4,294)

Profit/(loss) before insurance net claims and impairment losses	2,641	(2,720)	(666)	(745)	2,819	(2,305)	(678)	(164)	2,077	(1,606)	(594)	(123)
Insurance net claims	(606)	-	606	-	(596)	-	596	-	(529)	-	529	-

Operating profit/(loss) before impairment losses	2,035	(2,720)	(60)	(745)	2,223	(2,305)	(82)	(164)	1,548	(1,606)	(65)	(123)
Impairment losses	(1,454)	-	-	(1,454)	(1,176)	-	-	(1,176)	(1,692)	(226)	2	(1,916)

Operating profit/(loss)	581	(2,720)	(60)	(2,199)	1,047	(2,305)	(82)	(1,340)	(144)	(1,832)	(63)	(2,039)

For the note to this table refer to page 6.

Appendix 1 Income statement reconciliations (continued)

	Quarter ended
	31 December 2012				30 September 2012				31 December 2011
	Managed	One-off items reallocation	DLG (1)	Statutory	Managed	One-off items reallocation	DLG (1)	Statutory	Managed	One-off items reallocation	DLG (1)	Statutory
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Operating profit/(loss)	581	(2,720)	(60)	(2,199)	1,047	(2,305)	(82)	(1,340)	(144)	(1,832)	(63)	(2,039)
Own credit adjustments (2)	(220)	220	-	-	(1,455)	1,455	-	-	(472)	472	-	-
Asset Protection Scheme (3)	-	-	-	-	1	(1)	-	-	(209)	209	-	-
Payment Protection Insurance costs	(450)	450	-	-	(400)	400	-	-	-	-	-	-
Interest Rate Hedging Products redress and related costs	(700)	700	-	-	-	-	-	-	-	-	-	-
Regulatory fines	(381)	381	-	-	-	-	-	-	-	-	-	-
Sovereign debt impairment	-	-	-	-	-	-	-	-	(224)	224	-	-
Amortisation of purchased intangible assets	(32)	32	-	-	(47)	47	-	-	(53)	53	-	-
Integration and restructuring costs	(620)	620	-	-	(257)	257	-	-	(478)	478	-	-
Loss on redemption of own debt	-	-	-	-	(123)	123	-	-	(1)	1	-	-
Strategic disposals	(16)	16	-	-	(23)	23	-	-	(82)	82	-	-
Bank levy	(175)	175	-	-	-	-	-	-	(300)	300	-	-
Write-down of goodwill and other intangible assets	(518)	518	-	-	-	-	-	-	(11)	11	-	-
RFS Holdings minority interest	(2)	2	-	-	(1)	1	-	-	(2)	2	-	-

Loss including the results of Direct Line Group discontinued operations	(2,533)	394	(60)	(2,199)	(1,258)	-	(82)	(1,340)	(1,976)	-	(63)	(2,039)
Direct Line Group discontinued operations	334	(394)	60	-	(82)	-	82	-	(63)	-	63	-

Loss before tax	(2,199)	-	-	(2,199)	(1,340)	-	-	(1,340)	(2,039)	-	-	(2,039)
Tax (charge)/credit	(46)	-	-	(46)	(10)	-	-	(10)	213	-	-	213

Loss from continuing operations	(2,245)	-	-	(2,245)	(1,350)	-	-	(1,350)	(1,826)	-	-	(1,826)

For the note to this table refer to page 6.

Appendix 1 Income statement reconciliations (continued)

	Quarter ended
	31 December 2012				30 September 2012				31 December 2011
	Managed	One-off items reallocation	DLG (1)	Statutory	Managed	One-off items reallocation	DLG (1)	Statutory	Managed	One-off items reallocation	DLG (1)	Statutory
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

(Loss)/profit from discontinued operations, net of tax
- Direct Line Group	(351)	-	-	(351)	62	-	-	62	36	-	-	36
- Other	6	-	-	6	5	-	-	5	10	-	-	10

(Loss)/profit from discontinued operations, net of tax	(345)	-	-	(345)	67	-	-	67	46	-	-	46

Loss for the period	(2,590)	-	-	(2,590)	(1,283)	-	-	(1,283)	(1,780)	-	-	(1,780)
Non-controlling interests	107	-	-	107	(3)	-	-	(3)	(18)	-	-	(18)
Preference share and other dividends	(114)	-	-	(114)	(98)	-	-	(98)	-	-	-	-

Loss attributable to ordinary and B shareholders	(2,597)	-	-	(2,597)	(1,384)	-	-	(1,384)	(1,798)	-	-	(1,798)

Notes:

(1)	The statutory results of Direct Line Group, which is classified as a discontinued operation.
(2)
Reallocation of £98 million loss (Q3 2012 - £435 million loss; Q4 2011 - £272 million loss) to income from trading activities and £122 million loss (Q3 2012 - £1,020 million loss; Q4 2012 - £200 million loss) to other operating income.

(3)	Reallocation to income from trading activities.

Appendix 2

Businesses outlined for
disposal

Appendix 2 Businesses outlined for disposal

To comply with EC State Aid requirements the Group agreed to make a series of divestments by the end of 2013: the disposal of a majority interest in Direct Line Group, Global Merchant Services and its interest in RBS Sempra Commodities JV. The Group also agreed to dispose of its RBS England and Wales and NatWest Scotland branch-based businesses, along with certain SME and corporate activities across the UK ('UK branch-based businesses'). The disposals of Global Merchant Services and RBS Sempra Commodities JV businesses have now effectively been completed.

In October 2012, the Group announced that it had received notification of Santander's decision to pull out of its agreed purchase of the Group's UK branch-based businesses. Santander's decision follows extensive work by both parties to separate the businesses into a largely standalone form and to prepare the business, customers and staff for transfer. RBS has initiated a new process of disposal which has attracted renewed interest from trade, private equity and other investors. The Group is reviewing all options for feasibility, ability to execute and a fair outcome for all stakeholders. In parallel with this RBS is creating a standalone banking entity supported by a bespoke technology solution that would facilitate a trade sale now or at some point in the future, or an IPO. We will continue to work with HMT, the EU and the FSA to secure the best outcome for customers and will update the market as appropriate.

The Direct Line Group IPO prospectus was published on 28 September 2012 and the shares were admitted to listing on 16 October 2012. RBS Group sold 520.8 million ordinary shares in Direct Line Group, representing 34.7% of the total share capital, generating gross proceeds of £911 million. This was consistent with the already communicated plan to divest control of Direct Line Group in stages, with control ceded by the end of 2013 and complete disposal by the end of 2014.

Direct Line Group reached agreement with RBS Group in September 2012 for an arm's-length, five year distribution agreement for the continued provision of general insurance products post-divestment. Residual IT services will also be provided under a Transitional Services Agreement.

Appendix 2 Businesses outlined for disposal (continued)

Set out below are the income statements for the year ended 31 December 2012 and key balance sheet metrics as of 31 December 2012 in respect of the EU mandated divestments.

	UK branch- based businesses	Direct Line Group
Income statement	£m	£m

Net interest income	653	280

Fees and commissions receivable	217	6
Fees and commissions payable	(11)	(436)
Income from trading activities	16	(2)
Other operating income	5	151
Insurance net premium income	-	3,718

Non-interest income	227	3,437

Total income (1)	880	3,717

Staff costs	(164)	(337)
Premises and equipment	-	(95)
Other administrative expenses	(269)	(365)
Depreciation and amortisation	-	(52)

Operating expenses	(433)	(849)

Profit before insurance net claims and impairment losses	447	2,868
Insurance net claims	-	(2,427)

Operating profit before impairment losses	447	441
Impairment losses	(142)	-

Operating profit (2)	305	441

Capital and balance sheet	£bn	£bn

Total assets (3)	18.8	12.7
Loans and advances to customers (gross)	18.9	0.9
Customer deposits	21.5	-
Risk elements in lending	1.4	-
Risk-weighted assets	12.2	n/a

Notes:

(1)	Total income for Direct Line Group includes investment income of £243 million.
(2)	Managed view operating profit for Direct Line Group excludes the goodwill write-down, £394 million, integration and restructuring costs, £135 million and other separation costs, £43 million.
(3)	Total assets for Direct Line Group include approximately £0.5 billion of goodwill, of which £0.3 billion is attributed to Direct Line Group by RBS Group.

Appendix 3

Analysis of balance sheet
pre and post disposal groups

Appendix 3 Analysis of balance sheet pre and post disposal groups

In accordance with IFRS 5 assets and liabilities of disposal groups are presented as a single line on the face of the balance sheet. As allowed by IFRS, disposal groups are included within risk measures.

	31 December 2012			30 September 2012			31 December 2011
	Balance sheet	Disposal groups (1)	Gross of disposal groups	Balance sheet	Disposal groups (2)	Gross of disposal groups	Balance sheet	Disposal groups (3)	Gross of disposal groups
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	79,290	18	79,308	80,122	49	80,171	79,269	127	79,396
Net loans and advances to banks	29,168	2,112	31,280	38,347	83	38,430	43,870	87	43,957
Reverse repurchase agreements and stock borrowing	34,783	-	34,783	34,026	-	34,026	39,440	-	39,440
Loans and advances to banks	63,951	2,112	66,063	72,373	83	72,456	83,310	87	83,397
Net loans and advances to customers	430,088	1,863	431,951	423,155	19,409	442,564	454,112	19,405	473,517
Reverse repurchase agreements and stock borrowing	70,047	-	70,047	63,909	-	63,909	61,494	-	61,494
Loans and advances to customers	500,135	1,863	501,998	487,064	19,409	506,473	515,606	19,405	535,011
Debt securities	157,438	7,186	164,624	177,722	31	177,753	209,080	-	209,080
Equity shares	15,232	5	15,237	15,527	5	15,532	15,183	5	15,188
Settlement balances	5,741	-	5,741	15,055	-	15,055	7,771	14	7,785
Derivatives	441,903	15	441,918	468,171	366	468,537	529,618	439	530,057
Intangible assets	13,545	750	14,295	14,798	-	14,798	14,858	15	14,873
Property, plant and equipment	9,784	223	10,007	11,220	116	11,336	11,868	4,749	16,617
Deferred tax	3,443	-	3,443	3,480	-	3,480	3,878	-	3,878
Other financial assets	-	924	924	891	-	891	1,309	-	1,309
Prepayments, accrued income and other assets	7,820	742	8,562	9,804	444	10,248	9,667	456	10,123
Assets of disposal groups	14,013	(13,838)	175	20,667	(20,503)	164	25,450	(25,297)	153

Total assets	1,312,295	-	1,312,295	1,376,894	-	1,376,894	1,506,867	-	1,506,867

For the notes to this page refer to page 3.

Appendix 3 Analysis of balance sheet pre and post disposal groups (continued)

	31 December 2012			30 September 2012			31 December 2011
	Balance sheet	Disposal groups (1)	Gross of disposal groups	Balance sheet	Disposal groups (2)	Gross of disposal groups	Balance sheet	Disposal groups (3)	Gross of disposal groups
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Liabilities
Bank deposits	57,073	1	57,074	58,127	1	58,128	69,113	1	69,114
Repurchase agreements and stock lending	44,332	-	44,332	49,222	-	49,222	39,691	-	39,691
Deposits by banks	101,405	1	101,406	107,349	1	107,350	108,804	1	108,805
Customer deposits	433,239	753	433,992	412,712	22,168	434,880	414,143	22,610	436,753
Repurchase agreements and stock lending	88,040	-	88,040	93,343	-	93,343	88,812	-	88,812
Customer accounts	521,279	753	522,032	506,055	22,168	528,223	502,955	22,610	525,565
Debt securities in issue	94,592	-	94,592	104,157	-	104,157	162,621	-	162,621
Settlement balances	5,878	-	5,878	14,427	-	14,427	7,477	8	7,485
Short positions	27,591	-	27,591	32,562	-	32,562	41,039	-	41,039
Derivatives	434,333	7	434,340	462,300	42	462,342	523,983	126	524,109
Accruals, deferred income and other liabilities	14,801	2,679	17,480	18,458	449	18,907	23,125	1,233	24,358
Retirement benefit liabilities	3,884	-	3,884	1,779	-	1,779	2,239	-	2,239
Deferred tax	1,141	-	1,141	1,686	-	1,686	1,945	-	1,945
Insurance liabilities	-	6,193	6,193	6,249	-	6,249	6,312	-	6,312
Subordinated liabilities	26,773	529	27,302	25,309	-	25,309	26,319	-	26,319
Liabilities of disposal groups	10,170	(10,162)	8	22,670	(22,660)	10	23,995	(23,978)	17

Total liabilities	1,241,847	-	1,241,847	1,303,001	-	1,303,001	1,430,814	-	1,430,814

For the notes to this page refer to page 3.

Appendix 3 Analysis of balance sheet pre and post disposal groups (continued)

	31 December 2012			30 September 2012			31 December 2011
	Balance sheet	Disposal groups (1)	Gross of disposal groups	Balance sheet	Disposal groups (2)	Gross of disposal groups	Balance sheet	Disposal groups (3)	Gross of disposal groups
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Selected financial data
Gross loans and advances to customers	451,224	1,875	453,099	443,356	20,188	463,544	473,872	20,196	494,068
Customer loan impairment provisions	(21,136)	(12)	(21,148)	(20,201)	(779)	(20,980)	(19,760)	(791)	(20,551)
Net loans and advances to customers	430,088	1,863	431,951	423,155	19,409	422,564	454,112	19,405	473,517

Gross loans and advances to banks	29,282	2,112	31,394	38,464	83	38,547	43,993	87	44,080
Bank loan impairment provisions	(114)	-	(114)	(117)	-	(117)	(123)	-	(123)
Net loans and advances to banks	29,168	2,112	31,280	38,347	83	38,430	43,870	87	43,957

Total loan impairment provisions	(21,250)	(12)	(21,262)	(20,318)	(779)	(21,097)	(19,883)	(791)	(20,674)

Customer REIL	40,993	13	41,006	39,913	1,402	41,315	40,708	1,549	42,257
Bank REIL	134	-	134	187	-	187	137	-	137
Total REIL	41,127	13	41,140	40,100	1,402	41,502	40,845	1,549	42,394

Gross unrealised gains on debt securities	3,946	230	4,176	4,517	-	4,517	4,978	-	4,978
Gross unrealised losses on debt securities	(1,832)	(15)	(1,847)	(2,052)	-	(2,052)	(3,408)	-	(3,408)

Notes:

(1)	Primarily Direct Line Group.
(2)	Primarily UK branch-based businesses (see Appendix 2).
(3)	Primarily UK branch-based businesses, RBS Aviation Capital, sold in 2012, and remainder of RBS Sempra Commodities JV.

Index

Page

Analysis of results
Balance sheet	28
Capital resources and ratios	27
Funding & liquidity	29
Impairment losses	22
Net-interest income	18
Non-interest income	19
One-off and other items	24
Operating expenses	20, 92

Available-for-sale reserve	125

Average balance sheet	83

Balance sheet
Consolidated	80
Summary	9

Basis of preparation	90

Business divestments
Businesses outlined for disposal	Appendix 2
Notes	110

Capital
Analysis of results	27
Capital resources	155
Risk asset ratios	154

Central items	69

Consolidated financial statements
Consolidated balance sheet	80
Consolidated cash flow statement	89
Consolidated income statement	78
Consolidated statement of changes in equity	86
Consolidated statement of comprehensive income	79
Notes	90

Contacts	4

Contingent liabilities and commitments	125

Index (continued)

Page

Debt securities	194

Direct Line Group	63

Discontinued operations	110

Dividends	100

Divisional performance
Central Items	69
Direct Line Group	63
International Banking	46
Markets	59
Non-Core	71
UK Corporate	38
UK Retail	34
Ulster Bank	50
US Retail & Commercial	53
Wealth	43

Earnings per share	101

Employees
Costs	93
Employee numbers	33
Variable compensation	94

Financial instruments	113

Funded assets by division	32

Group Chairman - letter to shareholders	10

Group Chief Executive - letter to shareholders	12

Highlights	1

Impairment
Analysis of results	22
Problem debt management	202

Income by division	31

Index (continued)

Page

Income statement
Consolidated	78
Core	8
Summary	7

International Banking	46

Interest Rate Hedging Products redress and related costs	93, 131

Litigation, investigations and reviews	126

Markets	59

Net interest income	18

Non-Core	71

Non-interest income	19

One-off and other items	24

Operating expenses
Analysis of results	20
Notes	92

Other developments	138

Outlook	3

Payment Protection Insurance	93, 133

Post balance sheet events	139

Presentation of information	5

Regulatory fines	93

Results presentation	4

Index (continued)

Page

Risk and balance sheet management
Capital	152
Country risk	243
Credit risk	180
Liquidity, funding and related risks	164
Market risk	235
Risk principles	142

Risk-weighted assets
By division	32
Capital	158

Segmental analysis	102

Share consolidation	100

Statement of changes in equity	86

Statement of comprehensive income	79

Strategic Plan	16

Tax	98

UK Corporate	38

UK Retail	34

Ulster Bank	50

US Retail & Commercial	53

Value-at-risk (VaR)	177

Variable compensation	94

Wealth	43

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 28 February 2013

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary